EXHIBIT 99.3

Report to Shareholders
Quarter Ended June 30, 2013

Recent Highlights
•  KSM’s Environmental Assessment Application accepted for review by regulators
•  Large, higher-grade copper-gold core zone discovered at KSM
•  Agreement on key elements of KSM Benefits Agreement with Nisga’a Nation
•  Walsh Lake infill drilling completed at Courageous Lake -- initial resource estimate now in progress
•  Metallurgical test work at Walsh Lake confirms excellent gold recoveries

KSM Environmental Assessment Application clears regulator screening and is now under formal review
In June, Seabridge received confirmation from the Province of British Columbia regulatory authorities that our Application for an Environmental Assessment Certificate and Environmental Impact Statement for our 100%-owned KSM gold-copper-silver project has completed the screening process and has been accepted for formal detailed review. The KSM Project is undergoing a joint harmonized environmental assessment review as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act.

The acceptance of our filing into the detailed review stage represents a significant step forward. The submissions to the Federal and Provincial regulators are unusually large and detailed (over 30,000 pages), representing nearly five years of effort and approximately $150 million in expenditures to design an environmentally sound and economically rewarding project. During the formal review process, Seabridge and our consultants will address the questions raised by interested parties including provincial and federal government agencies, Nisga’a Nation, Aboriginal groups, local governments and the public. Seabridge is confident that the formal review process will confirm our assertion that KSM is a well-designed, environmentally responsible project which is technically feasible and offers significant economic benefits for both the Province of BC and Canada. Seabridge expects the formal review process to be completed within 12 months.

Deep Kerr drilling yields per tonne metal values approximately twice KSM reserves
In May, Seabridge commenced a 30,000 meter core drilling program at KSM designed to discover large deposits with grades above the project’s currently reported reserves. The KSM Project contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four large gold-copper porphyry deposits with direct genetic links to epithermal vein deposits including the neighboring Brucejack/Valley of the Kings occurrences owned by Pretium Resources. Three of this year’s targets are “core zone” deposits. In mining districts similar to KSM in size, with multiple magma sources and comparable genetic/deformational histories such as Oyu Tolgoi, Pebble, Resolution, and Grasberg, major new discoveries of this type have been made late in the exploration history, often below shallow porphyry deposits and/or beneath faults

The 2013 program is already yielding exceptional results. We have now discovered our first core zone -- a very large, higher-grade copper-gold zone at Deep Kerr. Sitting down dip and in part continuous from the Kerr deposit, Deep Kerr is reporting significant mineralized intervals containing total metal values per tonne that are approximately two times KSM’s proven and probable reserve average, with some intervals exceeding 1.0% copper and gold grades as high as 1.7 grams per tonne (g/T). Aggressive drilling with five large core rigs continues.

Assay results from the first three core holes drilled at Deep Kerr this year are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-13-23	1470.4	1066.2	1362.4	296.2	0.40	0.73	1.15
K-13-24	1221.4 including	807.0	929.7	122.7	0.86	0.85	2.64
		813.0	874.9	61.9	0.44	1.02	2.80
		889.6	929.7	40.1	1.72	0.83	3.16
K-13-25	1256.0 including	928.8	1171.0	242.2	0.26	0.61	2.28
		1131.0	1171.0	40.0	0.35	1.02	2.84

The above reported drill holes were designed to intersect mineralized zones as close as technically feasible to a perpendicular angle to their strike. Therefore, the true width of mineralization is thought to be at least 75% of the reported intervals.

A core zone discovery at Deep Kerr was the primary objective of this year’s program. As demonstrated in the 2012 Preliminary Feasibility Study, KSM is already a very large project with excellent capital efficiency thanks to more than 50 years of reserves which are economic even at today’s lower metal prices. However, higher grades at Deep Kerr should help offset KSM’s large upfront capital costs, making the project more attractive to a possible joint-venture partner. The grades we are finding at Deep Kerr are exceptional and the size is highly significant. We believe this discovery and the stability of operating in BC will appeal to both major base metal companies and large gold producers.

The Deep Kerr discovery proves once again that Seabridge’s team of geologists is as good as any in the business. We challenged our team to improve KSM and they have certainly done so. What’s more, our team believes that the best core zone at KSM has yet to be found--they have two more targets they plan to explore this year. However, the first priority is to infill at Deep Kerr this summer, enabling us to estimate an initial resource later this year.

Nisga’a Nation and Seabridge confirm agreement in principle on key elements of KSM Benefits Agreement
The Nisga’a Nation and Seabridge have reached agreement in principle on key components of a Benefits Agreement covering the KSM project. The Nisga’a Nation’s representatives have made many valuable contributions to the evolution of the KSM Project which have been incorporated into the design which is now in the formal Environmental Assessment and Environmental Impact Statement review process. Seabridge’s on-going relationship with the Nisga’a Nation, which began more than five years ago, captures the spirit of mutual respect and careful attention to detail that is needed in the development of major mining projects. Our agreement with the Nisga’a Nation can hopefully be a springboard for achieving agreements with the other First Nations who also have an interest in the success of KSM.

Walsh Lake drilling expected to improve and increase gold resources at Courageous Lake
During the second quarter Seabridge completed a winter in-fill drill program at the Walsh Lake deposit at its 100% owned Courageous Lake Project in Canada’s Northwest Territories. The 2013 program consisted of 29 diamond drill holes totalling 8,278 meters. Of the 29 holes completed, 28 returned significant gold values.

The Walsh Lake discovery was part of a 2012 drilling campaign to follow up on gold zones recognized by previous operators along the Mathews Lake Greenstone Belt (MLGB). The MLGB is host to Seabridge’s FAT deposit containing a 6.5 million ounce proven and probable gold reserve. The MLGB has seen high-grade gold production from two historical mines and has gold occurrences throughout its 53 kilometer length. Until this year, Seabridge has concentrated on expanding the resources and defining reserves on the FAT deposit. Walsh Lake was targeted to expand the size of the MLGB gold resource and look for higher grades to supplement the FAT deposit.

Walsh Lake is about 10 km south of the FAT deposit and is connected to that deposit by a local road network. The target seems to be, in part, the southern extension of the historical Tundra Mine, a high-grade producer that was abandoned in 1999 as the gold price fell to a 25 year low. Well developed and laterally continuous structural zones stratigraphically above and below the extension of the Tundra Mine zone make up the multiple gold-bearing zones defined at Walsh Lake.

Select assay results from this year’s program are as follows:

Drill Hole ID	Drill Hole Length (m)	Interval From (m)	Interval To (m)	Interval Length (m)	Gold Grade g/T
CL-248	327	235.1	243.6	8.5	5.18
CL-252	450 including	145.5	151.5	6.0	7.91
		278.6 297.0	304.2 301.5	25.6 4.5	4.86 17.72
		391.5	396.0	4.5	3.64
		417.5	423.0	5.5	2.61
CL-253	321	229.5	234.2	4.7	10.41
CL-262	300.0 including	236.2 239.7	245.1 241.7	8.9 2.0	6.66 11.40

CL-263	150.0 including	19.9 23.5	28.9 27.1	9.0 3.6	11.14 24.73

		69.0	72.0	3.0	2.68
CL-264	126.0 including	36.0 46.0	49.5 49.5	13.5 3.5	4.10 10.45

CL-265	387.0	326.4	331.0	4.6	13.09
CL-267	201.0	11.0	14.0	3.0	2.84
		95.5	98.7	3.2	21.61
CL-274	252.0 including including	144.8 148.5 169.5	188.2 152.1 172.5	43.4 3.6 3.0	1.79 8.32 5.99

		213.0	218.0	5.0	2.76

The above reported drill holes were designed to intersect mineralized zones perpendicular to their strike. Therefore, the intervals reported are believed to represent true widths of mineralization.

This year’s objective at Walsh Lake is to define a new resource which improves the Courageous Lake project’s capital efficiency and overall economics. An initial independent 43-101 resource estimate for the Walsh Lake deposit is scheduled for completion later this year.

Walsh Lake metallurgical testwork yields gold recoveries above 90%
Initial metallurgical tests on material from Walsh Lake confirm high gold recoveries from conventional, direct ore cyanidation.  SGS Mineral Services’ laboratory in Lakefield performed tests on three separate composite samples taken from Walsh Lake drill core. The head grade of the composite samples provided by Seabridge ranged from 2.9 grams of gold per tonne (g/t) to 12.2 g/t in order to assess variations in recoveries at different grades. The samples were ground so that about 80% of the material would pass through a 200 mesh screen, typical of material subjected to gold industry milling practices. The laboratory results indicate that the Walsh Lake material is not refractory and is amenable to leaching by standard, direct cyanidation procedures, yielding gold extractions ranging from 93.8% to 95.0% in 48 hours of leach time. Flotation tests were also performed, yielding gold recoveries ranging from 95% on high grade material to 88% on lower-grade material in rougher flotation concentrates containing 15% to 23% of the original composite weight.

The results of the metallurgical tests are highly favorable for potential exploitation of the Walsh Lake deposit. Conceptually, mining the Walsh Lake deposit prior to constructing the processing plant required for the larger FAT deposit could have significant economic benefits for the Courageous Lake project as it would generate cash flow to pay for some of the capital costs associated with the larger FAT deposit.

The Gold Market
Please note that the following information expresses the views and opinions of Seabridge Gold management and it is not intended as investment advice. Seabridge Gold is not licensed as an investment advisor.

As we have always said (in good company with Jim Grant), the gold price is a reciprocal (inverse) of public confidence in central banks and financial assets—stocks and bonds. We believe that the fundamentals are telling us that financial assets should be trading at much lower levels and gold should be much higher. The fundamentals are what matter in the long run. But the markets do not currently agree with our interpretation of the fundamentals and, in the short run, the markets are always right. Equities are higher and gold is lower.

A Quick Reprise of the Fundamentals
The central question, in our opinion, is whether the U.S. economy is in a recovery which can achieve ‘escape velocity’, enabling the Federal Reserve to take its foot off the monetary gas pedal before inflation becomes a problem. This is the so-called Goldilocks scenario which has driven stocks higher and the gold price lower.

We continue to believe that there is no meaningful recovery in the U.S., that there won’t be one anytime soon and that the Federal Reserve is trapped in a cycle of endless easing until markets begin to fear inflation and the bond market says enough. We base our conclusion on measures of the U.S. labor market because that is what matters most and the Federal Reserve agrees.

Of the new jobs created since the start of this year, 77% (731,000) are part-time. The number of part-time workers in the U.S. has just hit a new record while the number of full-time jobs is still 6 million below 2007. Overall, there are still 2 million fewer people working than in 2007. The US economy is adding jobs in bars and restaurants while losing jobs in manufacturing. Real wages for most Americans are falling. One out of every four American workers has a job that pays $10 an hour or less. An astounding 53% of all American workers make less than $30,000 a year. The U.S. has a higher percentage of workers doing low wage work than any other major industrialized nation. The labor participation rate is at a new 40 year low. This is not a recovery. (See Zerohedge.com, July 7, 2013 for data sources).

As the false Goldilocks scenario is exposed, and it becomes clear that the Federal Reserve cannot taper its Quantitative Easing in any serious way, we believe the gold price will rebound. The reaction of the Treasury market following the Fed’s May 22, 2013 discussion of tapering is further evidence of the Fed’s inability to slow the pace of its money printing. When the mere possibility of near-term tapering was publicized, bonds immediately fell sharply (interest rates rose), putting pressure on mortgage rates, slowing the pace of mortgage applications, depressing the level of sales activity and driving down the shares of homebuilders. Housing is a key element in the recovery story.

As persuasive as these facts are, there is another factor which may prove to be more important for gold in the near-term. The structure of the gold market is showing evidence of extreme positioning by major players and very tight supply for physical bullion, two factors we think may be signaling that gold could soon go higher.

The Structure of the Gold Market
The Bank Participation Report (BPR), published once a month by the CFTC, discloses the positions in the COMEX futures markets held by U.S. and foreign banks. In the report for December 4, 2012, four U.S. banks reported a long position in gold of 37,790 contracts (10% of Net Open Interest) and a  short position of 144,183 contracts (39% of NOI) for a net short position of 106,393 contracts (29% of NOI) while gold was trading at about $1700. The net open interest is the open interest less the number of spreading contacts which are both long and short.

In the most recent BPR for August 6, 2013, the same four U.S. banks held 90,949 long contracts in gold (24% of NOI) and 31,476 shorts (8% of NOI), resulting in a net long position of 59,473 contracts (16% of NOI). This report represents an enormous swing in just eight months of 165,866 contracts, the equivalent of nearly 16.9 million ounces of gold worth more than USD 22 billion at current prices. This position swing occurred (coincidentally?) during a period of rapid decline in the gold price. The entities involved in these positions include some of the world’s pre-eminent bullion banks, essentially the market-makers in gold and the biggest and most knowledgeable participants in the gold market. Their huge, well-timed short position, now covered, would have been immensely profitable. Will their newly established long position also prove to be so? We think this is a reasonable assumption.

According to experienced observers, the current long position in gold is the most concentrated in the history of the COMEX. The previous short position of last December was also the most concentrated on record. Concentrations of this magnitude could be considered ‘corners’ with the potential to generate enormous price movements. Corners are very rare, but we seemingly have had two in gold within a year. Of course, the banks involved in these positions are active in other gold markets and they may have offsetting positions elsewhere but the fact remains that these concentrated positions on COMEX have been reliable predictors of subsequent price direction.

Another important feature of the current structure of the gold market is its increasing tendency towards backwardation, also a very rare event. The spot price of gold should, and almost always does, trade below its future price as expressed in futures markets such as COMEX. Because gold is not consumed and almost all the gold ever mined is still available, gold sold in the futures market should always trade at a premium to the spot price (the contango) to reflect the cost of holding (financing and storing) the gold. When gold is in backwardation, there should be traders willing to sell gold now and immediately buy the futures for a risk-free profit until gold has been arbitraged back into contango. But this is not happening.

Persistent backwardation, even if small and only in the near months, is significant, indicating that there is tight supply of gold for immediate delivery, or a perception of counter-party risk in the futures market, or both. What is curious is that backwardation is working its way further back along the forward curve and getting deeper, as time goes on. Here are the dates when this year’s COMEX contracts first went into backwardation (see monetary-metals.com, August 1, 2013):

•	The April contract first backwardated on February 15, 30 trading days before its first notice day
•	The June contract first backwardated on April 4, 42 trading days before its first notice day
•	The August contract first backwardated on May 16, 55 trading days before its first notice day
•	The October contract first backwardated on July 8, 61 trading days before its first notice day
•	The December contact first backwardated on July 31, 67 trading days before its first notice day

Some commentators have dismissed this backwardation as unimportant. Certainly it is not too surprising to see backwardation occur briefly in gold when the front contract is near to expiry but when it happens so far in advance of this event, when it extends into the next three successive months, and when it continues week after week, it is difficult to argue how this is normal; it has never been seen before.

The physical market in London has also moved into backwardation. GOFO, the Gold Forward Offering Rate at which gold is swapped for dollars, started going negative on July 8, 2013 for only the third time in 14 years. Essentially, this means that gold is commanding a higher interest rate than U.S. dollars which is the same thing as saying that demand for immediate delivery and soon-to-be-delivered gold is high enough to pay a premium for gold today. GOFO has now been negative for an unprecedented 28 consecutive trading days, the rate is steadily becoming more negative and the backwardation is reaching into longer maturities. Notice the consistent steepening and the fact that the six month swap rate has now moved into negative territory (see tfmetalsreport.com, August 8, 2013):

London GOFO Rates for Various Maturities

DATE	1 month	2 month	3 month	6 month	12 month
31-Jul-13	-0.04833	-0.03333	-0.01167	0.06167	0.18000
01-Aug-13	-0.05667	-0.03333	-0.01333	0.05833	0.18000
02-Aug-13	-0.06000	-0.05167	-0.01833	0.05833	0.18333
05-Aug-13	-0.07167	-0.05667	-0.04000	0.05000	0.17000
06-Aug-13	-0.08833	-0.08000	-0.06333	0.02000	0.15667
07-Aug-13	-0.11000	-0.09667	-0.08500	0.00167	0.13833
08-Aug-13	-0.12167	-0.10000	-0.08333	-0.00600	0.13333

The one month rate at -0.12167% is the lowest it has been since rates went negative in early July and the two and three month rates are also at their lows.

For comparison, there were three days in 2008, at the height of the financial crisis, when GOFO was negative:

DATE	1 month	2 month	3 month	6 month	12 month
20-Nov-08	-0.08000	-0.04500	0.05000	0.46333	0.89167
21-Nov-08	-0.11667	-0.07429	0.05000	0.44000	0.86857
24-Nov-08	-0.03667	0.03857	0.10143	0.47000	0.93000

There were also two days in 1999, immediately after the announcement of the original Washington Agreement limiting Central Bank sales and leasing of gold, when GOFO also went negative and the gold market nearly collapsed as the price soared (until the Bank of England and others stepped in to pacify the market).

Clearly, there is growing reluctance to trade physical gold for paper gold even when backwardation guarantees an arbitrage profit. We believe that backwardation reflects unprecedented stress in the gold market generated by the decline in the gold price to unsustainable levels and a resulting enormous increase in the demand for physical gold. Perhaps central banks have also decided not to roll over the gold loans they have made to bullion banks, leaving them to scramble for metal to meet their obligations.

In summary, the structure of the gold market is, in our view, sending us a signal. The world’s most powerful bullion banks have forcefully positioned themselves for a turn in a market which is trading as if bullion is in short supply. It is worth noting that most bullion is held in unallocated accounts and that bullion banking has always practiced fractional reserve banking just the way dollar banking does. A perceived shortage of physical gold could lead to a gold bank run which would greatly exacerbate the current tightness in the gold market. Unlike dollars, gold cannot be created to meet demand. The leverage in the gold market is unknowable but there is no reason to believe that the opaque nature of the market has encouraged conservative behavior.

Patience May Now Be Rewarded
Year after year, Seabridge has continued to improve the underlying value of its assets but market conditions in the past two years have prevented much evidence of this success from showing up in the share price. We think this frustrating period may be coming to an end. The news at KSM could hardly be better and the gold market is beginning to suggest to us that it could now move higher. Thank you for being patient. We are doing our best to ensure that patience is not just its own reward but also a means to increased wealth as well.

Financial Results
During the three month period ended June 30, 2013 Seabridge posted a net loss of $9.6 million ($0.21 per share) compared to a loss of $2.3 million ($0.05 per share) for the same period last year. The net loss includes a non-cash charge of $2.2 million related to the amortization of the flow-through share premium, received on the November 2012 financing, and an additional non-cash charge of $6.2 million related, mainly, to the set-up of deferred taxes on the value of the Company’s mineral properties.
During the 2nd quarter, Seabridge invested $8.2 million in mineral interests, primarily at KSM and Courageous Lake, compared to $12.2 million during the same period last year. At June 30, 2013, net working capital was $29.2 million compared to $49.6 million at December 31, 2012.

On Behalf of the Board of Directors,

Rudi P. Fronk
Chairman and Chief Executive Officer
Toronto, Canada
August 14, 2013